Ecopetrol Announces the Second Convening of Bondholders’ Meetings for Domestic Public Debt Bonds

Bogotá, August 27, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the "Company" or "Ecopetrol") hereby announces that, as disclosed in the publication dated August 18, 2026, the first-call meetings of the holders of ordinary domestic public debt bonds issued in the 2010 and 2013 issuances (the "Bondholders") did not achieve the deliberative and decision-making quorums required under applicable regulations. Such meetings, previously convened by the legal representatives of the Bondholders, Alianza Valores Fiduciaria S.A. and Itaú Fiduciaria Colombia S.A. (the “Bondholders' Representatives”), were held on that date as scheduled.

Accordingly, the Bondholders' Representatives have issued a second call for the aforementioned meetings, through a notice published in the newspaper La República, for the purpose of submitting to the consideration of the local Bondholders the proposed merger by absorption between Ecopetrol S.A. (as the surviving company) and Parque Solar Portón del Sol S.A.S. (as the absorbed company). This merger was approved by Ecopetrol’s General Shareholders’ Meeting on March 27, 2026, in accordance with Article 6.4.1.1.22 of Decree 2555 of 2010, under the following terms:

2010 Outstanding Bond Issuance

Alianza Valores Fiduciaria S.A. hereby gives notice that it has convened a meeting of bondholders to be held on September 04, 2026, at 2:00 p.m. (Bogotá, D.C. time). Bondholders may attend the meeting either (i) in person, at Carrera 37 No. 24-24, Centro de Innovación Bogotá, Bogotá, D.C., Colombia, or (ii) virtually, via videoconference through the electronic platform of Colombia's Central Securities Depository (Depósito Centralizado de Valores de Colombia — Deceval S.A.). The meeting is being convened in accordance with Article 19 of Law 222 of 1995 and Decree 398 of 2020 of Colombia. The link for virtual attendance is set forth below:

https://asambleadebonosecopetrol2010.azurewebsites.net

The outstanding 2010 issuance, Series A, consisting of CPI-linked bonds denominated in Colombian pesos, has the following characteristics:

Issuance	Placement Date	Maturity Date	Term (Years)	Coupon Rate	Outstanding Amount (COP million)
COC04CBVP023	Dec. 1, 2010	Dec. 1, 2040	30	CPI + 4.90%	284,300

Agenda

1.	Verification of quorum.
2.	Review and approval of the agenda.
3.	Delegation to the Bondholders’ Representatives for the appointment of the Chairperson and Secretary of the meeting, in accordance with Section 4.3.3 of Chapter I, Title I, Part III of Legal Circular 006 of 2025 issued by the Superintendencia Financiera de Colombia (Colombian Financial Superintendence).
4.	Appointment of the committee responsible for approving the minutes of the meeting.
5.	Presentation of Ecopetrol’s report regarding the proposed Merger.
6.	Report on the opinion issued by Alianza Fiduciaria S.A., in its capacity as Legal Representative of the Holders of the Domestic Public Debt Bonds issued in 2010.
7.	Reading of the opinion issued by Fitch Ratings Colombia S.A.S.
8.	Vote and decision by the bondholders with respect to the proposed Merger.

2013 Outstanding Bond Issuance

Itaú Fiduciaria Colombia S.A. hereby gives notice that it has convened a meeting of bondholders to be held on September 04, 2026, at 3:30 p.m. (Bogotá, D.C. time). Bondholders may attend the meeting either (i) in person at Carrera 37 No. 24-24, Centro de Innovación Bogotá, Bogotá, D.C., Colombia, or (ii) virtually, via videoconference through the electronic platform of Colombia's Central Securities Depository (Depósito Centralizado de Valores de Colombia — Deceval S.A.). The meeting is convened in accordance with Article 19 of Law 222 of 1995 and Decree 398 of 2020 of Colombia. The link for virtual attendance is set forth below:

https://asambleadebonosecopetrol2013.azurewebsites.net

The outstanding 2013 CPI-linked bond issuance denominated in Colombian pesos has the following characteristics:

Issuance	Placement Date	Maturity Date	Term (Years)	Coupon Rate	Outstanding Amount (COP million)
COC04CBVP007	Aug. 27, 2013	Aug. 27, 2028	15	CPI + 4.90%	347,500
COC04CBVP007	Aug. 27, 2013	Aug. 27, 2043	30	CPI + 5.15%	262,950

Agenda

1.	Verification of quorum.
2.	Review and approval of the agenda.
3.	Appointment of the Chairperson and Secretary of the meeting, in accordance with Section 4.3.3 of Chapter I, Title I, Part III of Legal Circular 006 of 2025 issued by the Superintendencia Financiera de Colombia (Colombian Financial Superintendence).
4.	Appointment of the committee responsible for approving the minutes of the meeting.
5.	Presentation of Ecopetrol’s report regarding the proposed Merger.
6.	Presentation of the opinion issued by Itaú Fiduciaria Colombia S.A. (formerly Helm Fiduciaria S.A.), acting in its capacity as legal representative of the bondholders.
7.	Reading of the opinion issued by Fitch Ratings Colombia S.A.S.
8.	Vote and decision by the bondholders with respect to the proposed Merger.

For further information regarding the general requirements and conditions for participating in the bondholders’ meetings, please visit:

https://www.ecopetrol.com.co/wps/portal/Home/es/Inversionistas/asamblea-de-tenedores-de-bonos-2026

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co